Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

May 5, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Mr. Kenneth Ellington and Mr. John Lee
Re:    180 Degree Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Dear Mr. Ellington and Mr. Lee:
On behalf of 180 Degree Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 7, 2025 and April 10, 2025 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Proxy Statement. Where revisions to the Proxy Statement are referenced in the below responses, such revisions have been included in the amended Proxy Statement filed concurrently herewith.
Accounting Comments
1.Comment: Please include a capitalization table with information as of a date within 30 days of the filing of the Proxy Statement.
Response: The Company respectfully refers the Staff to the pro forma financial statements reflecting completion of the Mergers that have been included in the amended Proxy Statement. In addition, the Company advises the Staff on a supplemental basis that Mount Logan Capital Inc. (“Mount Logan”), as an operating company, (1) would be unable to prepare a capitalization table other than with respect to a fiscal quarter end, and (2) does not report net assets or net asset value per share as such financial metrics are not calculated under U.S. GAAP. The Company, therefore, does not believe it would be helpful for investors, and may even be misleading, to attempt to show a combined capitalization table reflecting completion of the Mergers as of a date other than as of a fiscal quarter end and that represents the capitalization as of completion of the Mergers as an investment company rather than its expected classification as an operating company. The Company instead believes that the included pro forma financial statements, which reflect the requirements of Regulation S-X, provide a more complete understanding of the Company and Mount Logan’s respective financial conditions, as well as the potential financial condition of the combined company after completion of the Mergers.

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2.Comment: Please discuss in the Proxy Statement whether the Company expects to recognize capital gains from the disposition of securities prior to the completion of the Merger, and if so, please disclose the following: (i) an estimate of the percentage of the Company’s portfolio expected to be sold in connection with the Merger; (ii) an estimate of the portfolio transaction costs that are expected as a result of these trades; and (iii) the estimated impact to shareholders regarding the capital gains distributions, including the per share amounts.
Response: The Company has revised the disclosure set forth in the Proxy Statement in response to the Staff’s comment.

3.Comment: Please disclose an estimate of the fees and expenses incurred in connection with the Mergers, the Merger Agreement, and the Business Combination that each party is expected to pay.
Response: The Company has revised the disclosure set forth in the Proxy Statement in response to the Staff’s comment.
4.Comment: Please disclose the dollar amount of any loss carryforwards that are currently available for use by the Company and discuss any potential loss or limitation on the use of those loss carryforwards as a result of the Mergers.
Response: The Company has revised the disclosure set forth in the Proxy Statement in response to the Staff’s comment.
5.Comment: Please include a narrative discussion of the material differences in critical accounting policies between the Company and New Mount Logan, including with respect to valuation of investments. See Article 6-11(d)(1)(iii) of Regulation S-X.
Response: The Company has revised the disclosure set forth in the Proxy Statement in response to the Staff’s comment.
6.Comment: Please include hyperlinks to any documents that are incorporated by reference into the Proxy Statement.
Response: The Company has revised the disclosure set forth in the Proxy Statement to provide the requested hyperlinks in response to the Staff’s comment.
7.Comment: Please attach as exhibits consents from each accounting firm that has audited financial statements included in the Proxy Statement, including EisnerAmper LLP and the auditor of Mount Logan Capital Inc.
Response: The Company respectfully refers the Staff to the auditor consents that have been filed as exhibits to the registration statement on Form S-4 filed concurrently with the amended Proxy Statement.
Legal Comments
General

1.Comment: We note that New Mount Logan has filed a registration statement on Form S-4 with respect to the issuance of shares in connection with the Mergers contemplated in the Proxy Statement. Please revise the Proxy Statement to conform to any revisions made in response to comments received with respect to the related Form S-4 filing.

Response: The Company acknowledges the Staff’s comment and confirms that it has so revised the Proxy Statement.
2.Comment: Please provide a copy of the proxy card that will be used for the 180 Degree Capital Special Meeting to the Staff for review.

Response: The Company respectfully refers the Staff to the proxy card that has been included in the amended Proxy Statement.

3.Comment: Please revise the Proxy Statement to include an itemized balance sheet of the operating company’s total assets prior to the acquisition of the Company.
Response: The Company respectfully refers the Staff to the audited financial statements of Mount Logan that have been included in the amended Proxy Statement.
4.Comment: Please revise the Proxy Statement to include a balance sheet reflecting the anticipated asset allocation post-merger, including 180 Degree Capital Corp.’s investment securities. In doing so, please note whether there are any other anticipated changes in addition to the acquisition of 180 Degree Capital Corp.

Response: The Company respectfully refers the Staff to the pro forma financial statements reflecting completion of the Mergers that have been included in the amended Proxy Statement.
5.Comment: Please indicate how long after completion of the Mergers contemplated by the Proxy Statement does New Mount Logan anticipate owning investment securities through the Company, as its post-merger wholly-owned subsidiary.

Response: The Company has revised the disclosure set forth in the Proxy Statement in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that while no definitive timing for sale of such investment securities has been determined, it expects New Mount Logan to undertake an orderly disposition of the Company’s portfolio of investment securities subsequent to closing of the Mergers. In addition, New Mount Logan may transfer any investment securities out from under the Company subsequent to the Mergers to facilitate its deregistration under the Investment Company Act of 1940, as amended (the “1940 Act”).
Proxy Filing
6.Comment: We note the reference to the fact that the Company’s board of directors is expected to approve the Incentive Plan that is the subject of Proposal 3 included in the Proxy Statement prior to the 180 Degree Capital Special Meeting. Please revise to confirm that the Company’s board of directors has approved both the Incentive Plan and Proposal 3, or separately advise the Staff on a supplemental basis of the basis for including a statement with respect to its subsequent approval.

Response: The Company has revised the above-referenced disclosure to confirm that its board of directors has approved both the Incentive Plan and Proposal 3 as set forth in the Proxy Statement in response to the Staff’s comment.

7.Comment: With respect to the Voting and Support Agreements, please supplementally address whether the Company, its investment adviser, or any of their respective affiliates have entered into a standstill agreement with respect to the Company and a third party. For purposes of this Comment 7, a “standstill agreement” is an agreement whereby a third party agrees to take or not take one or more specified actions with regards to the Company. Additionally, with respect to the Voting and Support Agreements, please provide a supplemental response providing the legal analysis as to how such an agreement is permissible under Section 17 of the 1940 Act, with a focus on paragraphs (d) and (e) of Section 17.

Response: The Company advises the Staff that it is internally managed and has no investment adviser. The Company further advises the Staff on a supplemental basis that during the course of discussions pertaining to the transactions referenced in the Proxy Statement, it entered into a Non-Disclosure Agreement with one investor, Phil Goldstein, prior to execution of the Merger Agreement which contained a standard “standstill” provision given Mr. Goldstein’s known status as an activist investor within the registered closed-end fund space. That “standstill” provision expired pursuant to its terms on December 31, 2024. Notably, at the time Mr. Goldstein entered into the Non-Disclosure Agreement containing such standstill provision, the Company understood that Mr. Goldstein owned less than 5% of the Company’s shares and was therefore not an affiliate of the Company for 1940 Act purposes. In addition, the Company confirms that neither it, nor any of its affiliates, have entered into any other agreements containing similar “standstill” provisions in connection with the Merger Agreement or any of the transactions contemplated in the Proxy Statement.
With respect to the Voting and Support Agreements, the Company does not believe that such agreements, which merely convey how a shareholder will vote its shares, should be considered problematic under Section 17 of the 1940 Act, even if such shareholder were to be deemed an affiliate of the Company by virtue of his officer position with the Company or as a result of holding greater than 5% of the Company’s outstanding shares. In particular, the Company does not believe that a voting agreement which contains no compensation or consideration payable to the shareholder, and which does not relate to the sale or transfer of any shares, should raise any concerns under either Section 17(a) or 17(e) of the 1940 Act.
Similarly, the Company does not believe that the execution of a mere voting agreement would be sufficient to suggest that the counterparty should be viewed as a joint participant alongside the Company in connection with the execution of the Merger Agreement or the consummation of any of the transactions contemplated in the Proxy Statement in a manner that would raise concerns under Section 17(d) under the 1940 Act. Specifically, in executing such a voting agreement, the shareholder is merely indicating its intent with respect to the voting of its shares, and is in no way otherwise bound to aid in the solicitation efforts with respect to such shareholder vote, or to otherwise jointly participate alongside the Company in connection with the consummation of any of the transactions contemplated in the Proxy Statement. In short, by executing a voting agreement, a shareholder is merely taking an action at an earlier point in time that would otherwise clearly be permissible at the time of the eventual shareholder meeting. The Company further notes that the Voting and Support Agreements at issue here cover far less than the percentage of the Company’s outstanding shares necessary to approve the transactions contemplated by the Proxy Statement, meaning that the Company will still be required to undertake a typical and fulsome proxy solicitation process.
Finally, the Voting and Support Agreements to which the Company is a party, which do not contain standstill provisions or compensatory arrangements for the shareholder counterparties, reflect similar voting covenants routinely entered into by merger parties as part of the negotiation process with respect to significant business combination transactions. The Company notes that while such voting covenants are routine for operating company-related business combination transactions, they have also been used from time to time in connection with business combinations involving 1940 Act-regulated funds.
8.Comment: We note that there are varying descriptions throughout the Proxy Statement of the transactions contemplated under the Merger Agreement and of the various corporate entities facilitating them. For example, on page 21, there is no mention of Polar Merger Sub, Inc., Yukon New Parent, Inc., or Moose Merger Sub, LLC. Please revise the Proxy Statement to provide a more shareholder-friendly description of the transactions contemplated under the Merger Agreement and the steps needed to effectuate the Mergers.

Response: The Company has revised the disclosure included in the Proxy Statement to incorporate a structure chart and other revisions in response to the Staff’s comment.
9.Comment: On page 73, we note the inclusion of your statement that “180 Degree Capital’s transition from a business development company to a registered CEF has decreased the amount of regulation applicable to 180 Degree Capital’s business.” Please revise the foregoing disclosure to explain the decreased regulation you reference.

Response: The Company has revised the disclosure set forth in the Proxy Statement to further explain the foregoing statement in response to the Staff’s comment.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP